

Mid-Year Media Review

New York, NY

June 23, 2004

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties.   These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include but are not limited to downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in legislation and government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.

Meredith Overview





















46
ATLANTA'S
NEWSCHANNEL

Better Homes and Gardens
Sweet & Summery
Living outside and loving it
Gathering BOUNTIFUL BLOOMS
Snack your way to good health
OPEN UP boxy rooms

LADIES' Home Journal
Stop His Stress
The Fatal Fresh-Food "Flu"
Protect Your Family Now
Joan Lunden
Lose Your Fears & Have More Fun!
Look Summer Sensational
A Mother's Day Special Tribute
A Week of Delicious Dinners—in a Snap!

CBS 5
KPHO
PHOENIX / DT-17

WIN! ENTER OUR BIG HOME-DESIGN GIVEAWAY!
more
SUMMER SIZZLE
•SUNNY MAKEUP THAT GLOWS
•BEST OF LATIN STYLE
•THE HAIRCUT OF THE MOMENT ONE SIMPLE SNIP, ONE BIG CHANGE
HEALTH ALERT! IF YOU EVER SMOKED, TURN TO PAGE 114
WHAT IT'S LIKE TO BE JESSICA SIMPSON'S MOM
ARE YOU OVERPARENTING YOUR PARENTS?
CONSULT WITH THE STRESS DOCTOR WHAT'S DIFFERENT AT MIDLIFE
ELLEN DEGENERES
FRANK TALK ABOUT LIFE, LOVE AND WORK
LIVING THE DREAM
OPENING A COUNTRY INN
HIKING THE CONTINENTAL DIVIDE
HAVING ALL THE MONEY YOU NEED FOR THE REST OF YOUR LIFE

A Year of Trading Spaces
Paige by Paige
by Paige Davis
Trading Spaces

America's #1 Cookbook Since 1930
Better Homes and Gardens
New COOK BOOK

3
wfsb.com
Hartford • New Haven • Springfield

DIRECTV THE GUIDE
FEB 2004
B'Bye!

bhg.com
FOOD
GARDEN
HOUSE & HOME
HOLIDAYS
CRAFTS
HEALTH
FAMILY
STORE

EPS Performance



Earnings from continuing operations adjusted for special items and SFAS No. 142.
*First Call Consensus estimate

MDP Total Return



CAGR	
MDP	**20%**
S&P 500 Index	**9%**

June 30,

MDP — S&P 500

Data from Bloomberg, LP, total return with dividends reinvested
*2004 as of June 18, 2004

MDP Publishing Relative Performance
Advertising Pages



Source: Publishers Information Bureau
CY 2003 excludes American Baby Group
Q1-CY 2004 adjusted for timing of Midwest Living

MDP Broadcasting Relative Performance
Spot Advertising Revenue



Meredith Strategies

- Expand Publishing's powerful base

- Continue Broadcasting's upward momentum

- Strengthen and utilize our excellent financial position

Long-term Financial Targets

EPS Growth

- ☐ Low double digits in non-political years
- ☐ Mid-to-high teens in political years

Segment Margins

- ☐ 20% operating profit in Publishing
- ☐ 40% EBITDA in Broadcasting

Publishing


Better Homes and Gardens
Sweet & Summery
Living outside and loving it
Gathering BOUNTIFUL BLOOMS
Snack your way to good health
OPEN UP boxy rooms


LADIES' Home Journal
Boost Your Brain Power
Stressed Out Kids
From Tots to Teens: How to Help Now
The Surprising Relationship That Can Improve Your Marriage
EXCLUSIVE!
Sarah Ferguson
The Duchess of York's new look and her new American adventure
Lighten Up!
Summer Sexy Hair & Makeup
10 Medical Tests a Man Must Have (Has Yours?)
Great Ideas for Outdoor Get-togethers
"Will I Ever Find Love Again?"
A Guide for Single Moms


Midwest Living
SENSATIONAL SUMMER
Dream beaches
OUR ALL-TIME FAVORITES
Garden party
EASY, ELEGANT ENTERTAINING
Best getaways
ABOARD A GREAT LAKES TALL SHIP
Your home
VACATION HOUSE, CITY HOUSE
ONE FAMILY, TWO LIFESTYLES


american baby
FEBRUARY 2004
SWEET DREAMS
Everything Baby Needs for a Good Night's Sleep
Simply Mom
8 Pages of Beauty Shortcuts Just for You
Why Baby Is Getting All Those Shots
THE BIG SEARCH
How to Find the Right Preschool
Mom-Tested Tips for Getting the Medicine Down


Better Homes and Gardens
SPECIAL INTEREST PUBLICATIONS
Garden Shed
17 Garden-Inspired Ideas for the Holidays
TAKE $5 OFF
Flea-Market Gardening
Bulbs from the Past You Can Plant Now
Light Up the Night with a White Garden


bhg.com
FOOD
GARDEN
HOUSE & HOME
HOLIDAYS
CRAFTS
HEALTH
FAMILY
STORE
Slide Shows
Sponsor Ideas
Tools and Guides
This Week's Features
Customer Service
Gardening Newsletter
Our Sister Sites
12 issues FREE


America's #1 Cookbook Since 1930
Better Homes and Gardens
New COOK BOOK


Carnival
Currents
Shore Bliss

Publishing Growth Strategies

- Grow magazine operations

- Expand magazine portfolio

- Extend and develop brands

- Capture potential in Hispanic market

- Grow non-magazine operations

Advertising Market Share

	12 Mos. ended May 2003 issues	12 Mos. ended May 2004 issues	Increase
BHG and *LHJ*	43.3%	44.5%	1.2
Country Home	19.2%	25.4%	6.2
Traditional Home	12.4%	17.3%	4.9
Total Meredith	6.3%	6.9%	0.6

Source: PIB revenues
Meredith is compared to all publishers. BHG and LHJ are compared to women's service field.
Country Home is compared to *Country Living, Home, House Beautiful,* and *Martha Stewart Living*.
Traditional Home is compared to *Architectural Digest, House & Garden, House Beautiful, Metropolitan Home, Elle Décor and Martha Stewart Living*.

Subscription Strategy
Direct-to-Publisher

- Trade lower revenue per copy for higher margin

- Longer term—up to 3 years

- Higher out-of-pocket commitment by consumer

- Lower acquisition costs

- Higher renewal rates

- Highly profitable renewals

Newsstand Environment

- Loss in unit sales

- Industry subscription pricing

- Changing retail traffic patterns

- Self-scan technology

- Competition

Newsstand-Women's Service Field

	Rate Base	Subscription	Newsstand
BHG	7,600,000	96%	4%
LHJ	4,100,000	92%	8%
Good Housekeeping	4,600,000	81%	19%
Redbook	2,350,000	81%	19%
Family Circle	4,600,000	77%	23%
Woman's Day	4,200,000	74%	26%

Source: 12/31/03 Audit Bureau of Circulation's Fas Fax

Newsstand-Special Interest Publications

<u>Business Strategy</u>

- ❑ Fewer releases

- ❑ Longer on-time sales

- ❑ New retail outlets

  - ▪ Home centers

  - ▪ Dollar stores

Consumer Database

Size and depth

- 75 million names
- 300 data points on each name
  - Demographics
  - Interests/hobbies
  - Recent purchases

Uses

- Magazine circulation
- Books/annuals
- Consumer products
- List marketing
- Profiling and modeling
- Driving consumer to specific locations
- Database management services

Rate Base Growth
Mid-size Magazines

Magazine	2001	2004	Change
Country Home	1,000	1,250	250
Traditional Home	800	950	150
MORE	600	950	350
Midwest Living	815	900	85
Total	3,215	4,050	835

In thousands

Portfolio Expansion


american baby
GET UP AND GO
When Will Baby Take Those First Steps?
The 15 Biggest Safety Mistakes Parents Make
Toys of The Year
The Secrets to Raising a Confident Kid


Better Homes and Gardens
Fresh Style
new color makeovers for every room
Country Home
Midwest Living
SENSATIONAL SUMMER
TRADITIONAL HOME
Welcome to the Weekend
more
SUMMER SIZZLE
ELLEN DEGENERES
LIVING THE DREAM
LADIES' Home Journal
Stop His Stress
A Mother's Day Special Tribute

Median age
30

<u>Areas of interest</u>
-fitness
-health
-parenting

Median age
40s

Brand Extension

Brand	Internet	Books	Brand Licensing/ Product Sales	Events	Special Pubs.	Add'l Sub. Titles	Corner-stones
BHG	X	X	X	X	X	X	X
ABG	X		X	X	X		X
LHJ	X	X		X			X
MORE	X			X			

Hispanic Market

Hispanic households*

- Will grow 37% from 2000 to 2010
- Represent 40% of total U.S. household growth
- Represent 13% of total U.S. households in 2010

Meredith

- Core competencies are relevant
- ABG and book publishing are entry points
- More than 20,000 Home Interiors' sales displayers are Hispanic
- Developing Hispanic Ventures business plan

*Source: Department of Housing and Urban Development

Integrated Marketing

- FY2003 and FY2004
  - Strongest years in new business development
- FY2005 and beyond
  - Retain existing relationships
  - Pursue new accounts
  - Leverage our database


DIRECTV
THE GUIDE
FEB 2004
B'Bye!


modern
classic


at home
with CENTURY 21
WALLS That WOW
10 HOT
REAL ESTATE
TRENDS


greatstyle
Trade Secrets
Design pros tell all!
HunterDouglas

Hyundai

Communication Program

- 5-Year Plan
- Multiple media
  - Custom magazines
  - Direct mail
  - E-mail
  - Online
- Personalized content
- Reinforce purchase decision
- Drive owners to dealers
- Increase repurchases

Leverage the database

- Meredith-hosted database for Hyundai
- Database and data interface management
- Marketing campaign software administration
- Measurement


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HYUNDAI
EXCLUSIVELY FOR HYUNDAI ELANTRA DRIVERS
SMART (driver)
$ OFF!
SEE MONEY-SAVING COUPONS INSIDE
Summer's Best
Hot Online Travel Deals
Create Your Own Parking Palace
HYUNDAI

Books


LIMITED EDITION
Better Homes and Gardens
New
COOK BOOK
75th
1930
2005
Anniversary
EDITION


SPIDER-MAN 2


HGTV
Landscape
Makeovers
50
PROJECTS
for a
PICTURE-
PERFECT
YARD


INSIDE
MONSTER
GARAGE
WITH
Pull-Out
POSTER


LANDSCAPE
CONSTRUCTION
1-2-3
EXPERT ADVICE FROM THE HOME DEPOT

- Develop Meredith content
- License brands
  - The Home Depot
  - Trading Spaces
  - HGTV
  - Spiderman
- Publish books based on
  - Personalities (Paige Davis)
  - New content
- Expand distribution channels

Continue the Momentum

- Grow magazine operations

- Expand magazine portfolio

- Extend and develop brands

- Capture the potential in Hispanic market

- Grow non-magazine operations

Broadcasting Group



*Pending acquisition

Broadcasting EBITDA Margin
Nine Months FY 2002-2004



Growth Strategies

- Strengthen ratings and share

- Sell aggressively

- Create additional revenue sources

- Reduce programming costs

News Improvement
May 2004 v. May 2003

❑ Share increase in 58% of total news day-parts

❑ Strong performances

- ■ Phoenix
- ■ Portland
- ■ Hartford
- ■ Kansas City
- ■ Saginaw

Nielsen: Adults 25-54

Revenue Growth
Same-station Non-political

10% collective revenue growth



In millions

Revenue Growth
First Quarter CY 2004



Meredith 21%
Gray 18%
Hearst-Argyle 12%
Belo 11%
Media General 10%
TVB Average 9%
NY Times 9%
LIN TV 8%
E.W. Scripps 8%
Washington Post 8%
Young 8%
Gannett 7%
Fox 6%
Granite 5%
Tribune 3%
Sinclair 3%

Source: company reports and TVB. Tribune is excluding acquisitions.

New Stations

WSHM-Springfield

- CBS affiliate

- Jan. 2004 began broadcasting

- Profitable in first quarter

- 7 sign-on to sign-off share



AM Radio-Saginaw

- News-talk format

- Operated from WNEM-TV

- Leverage news talent

- Radio and TV advertising



WFLI-TV Chattanooga

- Market 86
- Southeast cluster
- Network diversity
- Growth potential
  - Improve programming
  - Grow ratings
  - Sell aggressively
  - Create cost efficiencies



NASHVILLE
CHATTANOOGA
GREENVILLE-SPARTANBURG-ASHEVILLE-ANDERSON
ATLANTA
BOWLING GREEN
KNOXVILLE
TRI-CITIES, TN-VA
HUNTSVILLE-DECATUR (FLORENCE)
BIRMINGHAM (Anniston and Tuscaloosa)
AUGUSTA
MACON

Cornerstone Programs

- Leverage publishing brands
- Customized mini-magazine
- Targeted customers in local TV market







A SUPPLEMENT TO BETTER HOMES AND GARDENS® MAGAZINE
Better Homes and Gardens
FAMILY FINANCES:
INVESTING
WHAT ARE YOU WORTH?
10 FUND BLUNDERS
LADIES' Home Journal
COOL GUIDE
Cool Confections Quick, Easy Summer Recipes
Color Cues for Healthier Summer Hair
Simple Steps to Streak-Free Self-Tanning
Open Your Eyes
Splish Splash!
Just add water and you're on your way to healthier-looking skin, relaxed muscles—even a better mood.
Finding Your Place in the Sun
american baby
supplement to
Your first child
HELLO! I LOVE YOU Stages of Affection
Readers' Picks: BEST BABY PRODUCTS
BABY BATHING BASICS
WOE IS ME! How to Calm a Crying Infant

Cornerstone Programs
Additional Revenue Source



In millions
*FY 2004 is annualized first 9 months of fiscal 2004.

Reduce Programming Costs
Film Amortization



In millions
*FY 2004 is an estimate.

Continue the Momentum

- ☐ Realize upside in largest markets

- ☐ Leverage success in mid-size markets

- ☐ Enhance our duopolies and clusters

- ☐ Create non-traditional revenue streams

Total Debt



In millions

Strong Cash Flow

March 31, 1999 to March 31, 2004

Share repurchases	$190
Capital expenditures	170
Publishing acquisition	120
Dividends	90
Debt reduction	280
Total	**$850**

In millions

Dividend Payments



* Current rate
Adjusted for stock splits

Outlook

- FY 2004

  - Current First Call consensus $2.14

- FY 2005

  - Mid to high teens EPS growth

Meredith Strategies

❑ Expand Publishing's powerful base

❑ Continue Broadcasting's upward momentum

❑ Strengthen and utilize our excellent financial position